

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Marvin F. Romanow
Chief Financial Officer
Nexen Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **Filed October 27, 2006**
> **Response Letter Dated January 18, 2007**
> **File No. 001-06702**

Dear Mr. Romanow:

     We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Oil and Gas Accounting – Reserves Determination, page 70

1. We have reviewed your response to comment three of our letter dated December 21, 2006, indicating you would prefer not to disclose differences between your

reserve estimates for individual properties and the corresponding estimates made by the outside engineering firms in connection with their assessments.

Although we appreciate your statement that estimates for individual properties "…did not undergo sufficient rigor to support the inference that a separate opinion was provided on each property," an opinion on the whole does seem to suggest that rigor in estimating reserves for individual properties had fallen within acceptable parameters. We believe that presenting reserve estimates as being audited, and disclosing that differences noted were within 10% in the aggregate, necessarily enhances the standing of estimates you disclose for individual properties, and therefore warrants further clarification.

We continue to believe that since you know the differences in estimates observed fell within a broader range than is disclosed for the total, you should qualify your disclosures by quantifying the overall range in estimates at the individual property level, while noting specific variances for individual properties that are material, to comply with Rule 12b-20 of Regulation 12B. Given your reply, you should also disclose your views on the levels of rigor associated with the audit procedures that you believe would appropriately temper perceptions about the integrity of your reserve estimates for individual properties.

On a related point, since quantities of Syncrude appear to have been taken into account in determining that the overall audit variance was within 10%, and because such quantities are not considered to be proved reserves for U.S. reporting purposes, we believe you need to revise your filing to disclose the aggregate variance based on the appropriate reserve definitions. It should be clear that the Syncrude reserves do not represent proved reserves and the difference in the aggregate for the proved reserves should be stated.

Similarly, your proposed disclosure stating that "estimates pertaining to individual properties within the portfolio *may* differ by greater than 10% and the differences *may* be significant," and that you "…work with the independent reserves consultant to reconcile the difference to within 10%" should be modified to more accurately reflect your knowledge of the actual variances.

2. Since you state on page 70 that your reserve estimates and related disclosures are prepared in accordance with "…generally accepted industry practices in the US as promulgated by the Society of Petroleum Engineers," further clarification will be required. Please contact us by telephone to arrange for the appropriate revisions.

3. We believe your description of the assessment services provided by the various engineering firms is not sufficiently clear. In the disclosure revision that you propose in response to prior comment 3, you state that you had 96% of your oil and gas reserves "assessed by independent engineers" in 2005, although when further clarifying, you state that the firms of DeGolyer and MacNaughton, and McDaniel & Associates Consultants Ltd., both "prepared evaluations" and that Ryder Scott Company, and William M. Cobb & Associates, Inc., both "audited" certain properties.

You then endeavor to define an evaluation as "…a process whereby a qualified reserves evaluator estimates the remaining quantities of oil and gas reserves…;" and an audit as "…a process whereby an independent qualified reserves auditor reviews our estimates, supporting work papers and other data as they feel is necessary to prepare their estimate of the remaining quantities of oil and gas reserves."

Since you indicate that estimates of "remaining quantities" of oil and gas reserves are being made for both evaluations and audits, expand your disclosure as necessary to clarify the extent to which you did not prepare the reserve estimates disclosed. It should be clear how the remaining quantities compare to those quantities you prepared, and those which comprise the 96% figure that you mention.

Please also revise your document to include the following information, as it relates to each of the engineering assessments, separately for each of the evaluations and audits mentioned in your reply, that were conducted on your 2005 reserves.

(a) Explain that your use of the term engineering assessment is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firms were engaged to perform. Please clarify that this term may be defined and used differently by other companies.

(b) Indicate who selected the properties to be assessed, evaluated, reviewed, or audited, and the basis on which those selections were made. Identify any material properties that were not subject to third party assessment and state the reasons.

(c) Disclose the nature and scope of the assessment procedures that were performed and identify any limitations. For example, the engineering firms may have evaluated and tested or conducted other procedures on any of the following:

- assumptions underlying decline curve analysis, as the relate to production and pressure,

- well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

- ownership interest in the properties evaluated,

- historical costs of operations and development of the properties evaluated,

- product prices, including agreements impacting revenues and future operations.

(d)   Disclose the extent to which the outside engineering firms determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of "reasonable certainty," as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions; consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

(e)   Disclose the quantity and percentage variances between the reserve estimates you prepared and those of the outside engineering firm, in the aggregate and for individual properties that are material. Include the percent of wells having estimates deviating beyond the variance disclosed for reserves in the aggregate, and the percentage of total proved reserves associated with such wells.

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties. Any mention of the independent engineering assessments, evaluations or audits appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief